Lightview, Inc.
27 East 13th St., #4e
New York, NY 10003
(646) 519-2886

July 3, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Peggy Fisher, Assistant Director

Re:	Lightview, Inc.
Registration Statement on Form SB-2
Filed on June 21, 2007, as amended on July 3, 2007
File No. 333-143931

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Lightview, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m. on July 9, 2007, or as soon as practicable thereafter. In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250. Thank you for your attention to this matter.

Very truly yours,

LIGHTVIEW, INC.

By:	/s/ Ryan Goldstein
Name:	Ryan Goldstein
Title:	President, Treasurer, and Director
(Principal Executive, Financial, and
Accounting Officer)

By:	/s/ Daniel Kominars
Name:	Daniel Kominars
Title:	Secretary and Director